Exhibit 99(c)

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
September 30, 2017
(millions of dollars)
Operating revenues:
Nonaffiliates	$3,910
Affiliates	15
Total operating revenues	3,925
Operating expenses:
Wholesale transmission service	921
Operation and maintenance	764
Depreciation and amortization	773
Provision in lieu of income taxes	248
Taxes other than amounts related to income taxes	453
Total operating expenses	3,159
Operating income	766
Other income and (deductions) - net	(16)
Nonoperating provision in lieu of income taxes	(10)
Interest expense and related charges	341
Net income	$419